Exhibit 12.1

POPULAR, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Years ended December 31,
	2017	2016	2015	2014		2013
Income (loss) from continuing operations before income taxes and cumulative effect of accounting changes (1)	$319,954	$280,009	$388,604	($156,892)		$279,796
Fixed charges:
Interest expense and capitalized interest	223,789	212,327	193,840	688,280		315,685
Estimated interest component of net rental payments	9,514	10,009	11,391	11,665		9,874
Total fixed charges including interest on deposits	233,303	222,336	205,231	699,945		325,559
Less: Interest on deposits	141,864	127,577	107,533	105,087		137,364
Total fixed charges excluding interest on deposits	91,439	94,759	97,698	594,858		188,195
Income before income taxes and fixed charges (including interest on deposits)	$553,257	$502,345	$593,835	$543,053		$605,355
Income before income taxes and fixed charges (excluding interest on deposits)	$411,393	$374,768	$486,302	$437,966		$467,991
Ratio of earnings to fixed charges
Including interest on deposits	2.4	2.3	2.9	(A	)	1.9
Excluding interest on deposits	4.5	4.0	5.0	(A	)	2.5
Ratio of earnings to fixed charges and preferred stock dividends
Including interest on deposits	2.4	2.2	2.8	(A	)	1.8
Excluding interest on deposits	4.4	3.8	4.8	(A	)	2.4

(1)	The computation of earnings to fixed charges and preferred stock dividends excludes the results of discontinued operations.
(A)	During 2014, earnings were not sufficient to cover fixed charges or preferred stock dividends and the ratios were less than 1:1. The Corporation would have had to generate additional earnings of approximately $161 million to achieve ratios of 1:1 in the corresponding period of 2014.